Exhibit 3.1

Amendment

to

By-laws

of

Ocera Therapeutics, Inc.

The Amended and Restated By-laws of Ocera Therapeutics, Inc., a Delaware corporation (the “Corporation”) are hereby amended as follows:

1. Article VI, Section 11 (“Exclusive Jurisdiction of Delaware Courts”) as set forth below is hereby inserted in the By-laws immediately following Article VI, Section 10 thereof:

“11. Exclusive Jurisdiction of Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, any director, officer or other employee of the Corporation, in each case arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these By-laws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the Corporation, any director, officer or other employee of the Corporation, in each case governed by the internal affairs doctrine. In the event that the Chancery Court does not have jurisdiction, the Federal District Court for the District of Delaware or other competent state court of the State of Delaware shall be the sole and exclusive forum for any of the actions above.”

[Remainder of Page Intentionally Left Blank]

Adopted: November 1, 2017

/s/ Michael Byrnes
Michael Byrnes, Chief Financial Officer and Treasurer

SIGNATURE PAGE TO AMENDMENT TO BY-LAWS OF OCERA THERAPEUTICS, INC.